UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Table of Contents

Items:

1.	Other News

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

ICICI Bank Limited (“Bank”), in its disclosure filed with the stock exchanges on June 29, 2023, had communicated that after considering the recommendation and report of the Audit Committee and the Committee comprising of all the Independent Directors, the Board of Directors of the Bank, had, inter alia, approved the draft scheme of arrangement for delisting of equity shares of ICICI Securities by issuing equity shares of the Bank to the public shareholders of ICICI Securities in lieu of cancellation of their equity shares in ICICI Securities (“Scheme”), thereby making ICICI Securities a wholly-owned subsidiary of the Bank, in accordance with Chapter VI, Part C, Regulation 37 of the SEBI (Delisting of Equity Shares) Regulations, 2021, subject to receipt of requisite approvals ("Proposed Transaction”).

Vide its letter dated November 9, 2023 the Bank had intimated receipt of approval from Reserve Bank of India for making ICICI Securities a wholly owned subsidiary, subject to certain conditions.

In this regard, we would like to inform you that the Bank is in receipt of observation letters communicating ‘No Objection’ dated November 28, 2023 and November 29, 2023 from National Stock Exchange of India Limited and BSE Limited respectively. The copies of said letters are being made available on the website of the Bank.

The Proposed Transaction remains subject to various statutory approvals, inter alia, including approvals from the National Company Law Tribunal and the respective shareholders and creditors of the companies involved in the Scheme, as may be required.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date	: November 29, 2023	By:	/s/Prachiti D. Lalingkar
			Name:	Prachiti D. Lalingkar
			Title:	Company Secretary